Exhibit 99.1

      NEWS RELEASE

PRECISION DRILLING CORPORATION ANNOUNCES VOTING RESULTS FROM THE 2017 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Calgary, Alberta, Canada – May 17, 2017

Precision Drilling Corporation (“Precision” or “Company”) held its annual and special meeting of shareholders in Calgary on May 17, 2017.  A total of 201,287,007 shares (approximately 68.64% of the outstanding common shares) were represented in person or by proxy.  During the meeting, shareholders approved the following:

1.	The appointment of 8 board members (7 of whom are independent), with shares represented at the meeting voting in favour of individual directors as follows:

Nominee	# Votes For	% Votes For	# Votes Withheld	% Votes Withheld
William T. Donovan	181,225,412	98.51%	2,739,932	1.49%
Brian J. Gibson	182,828,510	99.38%	1,136,834	0.62%
Allen R. Hagerman	182,530,310	99.22%	1,435,034	0.78%
Catherine J. Hughes	182,533,531	99.22%	1,431,813	0.78%
Steven W. Krablin	182,395,931	99.15%	1,569,413	0.85%
Stephen J.J. Letwin	175,652,307	95.48%	8,313,037	4.52%
Kevin O. Meyers	166,272,787	90.38%	17,692,557	9.62%
Kevin A. Neveu	180,852,179	98.31%	3,113,165	1.69%

2.	The appointment of KPMG LLP as Precision's auditors, with 99.48% of shares represented at the meeting voting in favour of the appointment.

3.
Management’s approach to executive compensation (“Say-on-Pay”) disclosed in Precision’s management information circular, with 91.92% of shares represented at the meeting voting in favour of the advisory resolution.

4.	A new omnibus equity incentive plan, with 91.37% of shares represented at the meeting voting in favour of the approval of the plan.

The full results on all matters voted upon at the meeting will be filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

About Precision
Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry.  Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service and snubbing rigs, camps, rental equipment, and water treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS.”

For further information, please contact:

Carey Ford, Senior Vice President and Chief Financial Officer

403.716.4566
403.716.4755 (FAX)

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website:  www.precisiondrilling.com